United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33.300.019.766

EXTRACT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

On November 14th, 2014, at 6pm, the following effective directors, Mr. Dan Conrado — President of the meeting, Marcel Juviniano Barros, Robson Rocha and Sérgio Alexandre Figueiredo Clemente, and the following alternate directors acting as directors, Messrs. Eduardo de Oliveira Rodrigues, Isao Funaki, Laura Bedeschi Rego de Mattos and Luiz Maurício Leuzinger, convened, extraordinarily, by teleconference at the head office of Vale S.A. (“Vale”) located in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Graça Aranha No. 26, 19th floor. Mr. Clovis Torres, Vale’s General Counsel, acted as Secretary of this meeting. Hence, the following matter was unanimously resolved on: “3.1.1 RESIGNATION AND INDICATION OF EXECUTIVE OFFICERS — The Board of Directors hereby acknowledges the resignation letter delivered by Mr. José Carlos Martins, to whom the Board granted the upmost praises with respect to the relevant services rendered by him to the company. As a consequence, the Board approves, by indication of the Chief Executive Officer (Diretor Presidente), as provided in §1 of article 26 of the Company’s Bylaws, the (i) election of the Executive Officer, Mr. GERD PETER POPPINGA, responsible for Vale’s Ferrous sector; (ii) indication of Mrs. JENNIFER ANNE MAKI, Canadian, single, accountant, bearer of Canadian passport No. BA779245, with commercial residency at 200 Bay Street, Royal Bank Plaza, suite 1600, South Tower, Toronto, Canada, as Executive Officer responsible for Vale’s Base Metals sector, for a term of office ending in May, 2015, provided that her investiture in office is conditioned upon the issuance of the competent visa and obtainment of work permit issued by the Labor and Employment Ministry (Ministério do Trabalho e Emprego); Reference: Chief Executive Officer’s correspondence dated November 14, 2014.” I certify that the above resolution was taken from the recorded minutes in the Book of Minutes of the Board of Directors’ Meetings of the company.

Rio de Janeiro, November 14, 2014.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: November 17, 2014		Director of Investor Relations